June 25, 2010
VIA EDGAR
John Reynolds, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549
          Re:    Skechers U.S.A., Inc. – File No. 1-14429
Dear Mr. Reynolds:
          This letter sets forth the response of Skechers U.S.A., Inc. (the “Company”) to your letter dated June 11, 2010 in connection with Part III of the Form 10-K for the fiscal year ended December 31, 2009 incorporated by reference from Schedule 14A filed by the Company on April 30, 2010. To facilitate your review, we have reproduced your comments in bold text below and have provided our responses immediately following the comments.
Annual Incentive Compensation, page 11
1.	You have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their annual incentive compensation. Please disclose in future filings the specific performance targets used to determine incentive amounts, or provide a supplemental analysis in your response letter as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that you will disclose the performance targets in future filings, please provide us with your proposed draft disclosure.
Response: We note the Staff’s comment, and the Company will disclose in future filings with the SEC the specific performance targets used to determine incentive amounts payable to the Company’s named executive officers. We respectfully set forth below a proposed draft disclosure to be included in next year’s filing by the Company, which is based on the third complete paragraph on page 12 of the Company’s most recently filed proxy statement on Schedule 14A. A clean version of the proposed disclosure is attached hereto as Exhibit A, and a comparison version is attached hereto as Exhibit B that is marked to show changes in addition to the new table. This proposed disclosure is intended to provide an example of the level of disclosure we would provide in response to this comment in the Company’s future filings. Please note that this disclosure could change if the criteria, formulae and/or methodologies employed in making future compensation decisions are different from those used for fiscal year 2010.
Compensation Committee, page 7
2.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Response: At a meeting in March 2010, the Company’s management and Compensation Committee reviewed the Company’s compensation programs and identified the potential pay risks related to the Company’s compensation practices and policies, specifically such risks associated with the Company’s incentive compensation payout to the Company’s upper management including its executive officers. The Compensation Committee discussed these potential pay risks with the Company’s management, including the ability of a participating employee to directly affect payout and the controls on participant action and payout. Based on these discussions, the Company’s management and Compensation Committee determined that any such pay risks were not reasonably likely to have a material adverse affect on the Company. As a result, consistent with Section II.A.1.c of SEC Release No. 33-9089 dated December 16, 2009, which provides that “a company [is not required] to make an affirmative statement that it has determined that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the company” (page 17 of the release), the Company’s management and Compensation Committee concluded that no disclosure regarding pay risk that may result from the Company’s compensation practices and policies was required in the Company’s proxy statement on Schedule 14A that was filed on April 30, 2010.
          If you have any additional questions or comments, please do not hesitate to contact Ted Weitzman in our legal department at (310) 318-3100.

Very truly yours, Skechers U.S.A., Inc.
By:	/s/ David Weinberg
	Name:	David Weinberg
	Title:	Chief Operating Officer

cc:	Robert Greenberg Philip Paccione Ted Weitzman Susann Reilly, Division of Corporation Finance Pam Howell, Division of Corporation Finance

EXHIBIT A
     The potential payments of incentive compensation to our Named Executive Officers are performance-driven and therefore completely at risk. The payment of any incentive compensation for a fiscal year under the 2006 Plan is conditioned on our company achieving at least certain threshold performance levels of the business criteria approved by the Compensation Committee, and no payments will be made to our Named Executive Officers if the threshold performance levels are not met. Any incentive compensation to be paid to the Named Executive Officers in excess of the threshold amounts is based on the Compensation Committee’s pre-approved business criteria and formulae for the respective Named Executive Officers. The following table sets forth two sets of performance criteria used to determine the Named Executive Officers’ annual incentive compensation on a quarterly basis, either or both of which may be earned depending on the Company’s financial performance:

	Incentive compensation	Incentive compensation earned equals
	earned if a positive	amount by which net sales for the
	EBITDA is achieved for	quarter exceeds net sales for the
	either the quarter or the last	corresponding quarter in the previous
Name of Executive	four quarters combined	year multiplied by the listed percentage
Robert Greenberg	$187,500	0.50%
Michael Greenberg	125,000	0.175%
David Weinberg	50,000	0.15%
Mark Nason	25,000	0.125%
Philip Paccione	––	0.05%
     With respect to the first set of performance criteria, the target is a positive EBITDA achieved by the Company for either the quarter or the last four quarters combined. With respect to the second set of performance criteria, there are no specific target amounts that can be determined, as any incentive compensation for each Named Executive Officer was based on the pre-approved percentages set forth above multipled by the amount of any increase in quarter-over-quarter net sales. The pre-approved percentages for 2010 were lower than those in 2009 because the compensation package of each Named Executive Officer included a larger amount of equity-based compensation in 2010 as compared to 2009. The Compensation Committee did not place a maximum limit on the incentive compensation that could have been earned by the Named Executive Officers in 2010, although the maximum amount of incentive compensation that any Named Executive Officer may earn in a 12-month period under the 2006 Plan is $5,000,000.

EXHIBIT B
     The potential payments of incentive compensation to our Named Executive Officers are performance-driven and therefore completely at risk. The payment of any incentive compensation for a fiscal year under the 2006 Plan is conditioned on our company achieving at least certain threshold performance levels of the business criteria approved by the Compensation Committee, and no payments will be made to our Named Executive Officers if the threshold performance levels are not met. Any incentive compensation to be paid to the Named Executive Officers in excess of the threshold amounts is based on the Compensation Committee’s pre-approved business criteria and formulae for the respective Named Executive Officers. The following table sets forth two sets of performance criteria used to determine the Named Executive Officers’ annual incentive compensation on a quarterly basis, either or both of which may be earned depending on the Company’s financial performance:

	Incentive compensation	Incentive compensation earned equals
	earned if a positive	amount by which net sales for the
	EBITDA is achieved for	quarter exceeds net sales for the
	either the quarter or the last	corresponding quarter in the previous
Name of Executive	four quarters combined	year multiplied by the listed percentage
Robert Greenberg	$187,500	0.50%
Michael Greenberg	125,000	0.175%
David Weinberg	50,000	0.15%
Mark Nason	25,000	0.125%
Philip Paccione	––	0.05%
     With respect to the first set of performance criteria, the target is a positive EBITDA achieved by the Company for either the quarter or the last four quarters combined. With respect to the second set of performance criteria, there are~~The threshold performance levels for 2009 were “attainable” based on our recent historical financial performance, and additional incentive compensation could have been earned based on our financial performance exceeding increasingly challenging levels of performance goals, none of which was certain to be achieved. There were~~ no specific target amounts that can be determined, as any incentive compensation for each Named Executive Officer was based on the pre-approved percentages set forth above multipled by the amount of any~~in~~ increase in ~~excess of~~ quarter-over-quarter net sales~~certain threshold performance levels~~. The pre-approved percentages for 2010~~09~~ were lower than ~~identical to~~ those in 2009~~08~~ because the compensation package of each Named Executive Officer included a larger amount of equity-based compensation in 2010 as compared to 2009. The Compensation Committee did not place a maximum limit on the incentive compensation that could have been earned by the Named Executive Officers in 2010~~09~~, although the maximum amount of incentive compensation that any Named Executive Officer may earn in a 12-month period under the 2006 Plan is $5,000,000.